
June 16, 2014

Via E-mail
Louis T. Fox, III
Chief Financial Officer
Hartman Short Term Income Properties XX, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

Re: Hartman Short Term Income Properties XX, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-11
Filed June 6, 2014
File No. 333-185336

Dear Mr. Fox:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that references to page numbers are based on the courtesy marked copy provided to the staff.

General

1.   Please tell us the number of shares that were sold between the date that you were required to update your registration statement under Section 10(a)(3) of the Securities Act of 1933 and the date that you suspended your offering.

2.   We note your disclosure that you may elect to sell your shares at their net asset value per share at a future date. Please revise to clarify if your assets' value will be determine by or with the material assistance of an independent expert.

Prospectus Cover Page

3.   Please revise to remove the statement that "[w]hile the SEC did not determine that a rescission offering was necessary…."

4.   You indicate that your distributions "may" exceed your earnings and be paid from sources other than cash from operations. Please revise to reflect whether such occurrences have happened. Make similar revisions to your risk factor on page 41 that begins with "[o]ne of our objectives is to provide distributions…."

Prospectus Summary, page 5

5.   We note that a portion of your disclosure is as of March 31, 2014. Please update your disclosure so that it is as of a more recent date.

Distributions Paid, page 16

6.   In your tabular disclosure, please show the percentage of your distributions that were covered/funded by your cash flow from operations for each period presented.

7.   Please note that in comment 5 of our letter dated May 29, 2013, we indicated that it is not appropriate to present MFFO as a distribution coverage metric. It appears from your disclosure here that you are presenting MFFO as distribution coverage metric again. Please revise accordingly.

Prior Performance Tables

8.   Please refer to the guidance included in the Division's Disclosure Guidance Topic No. 6, located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm and revise your disclosure in this section accordingly or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at 202-551-3386 with any questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel